AD 3/27

12014393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68617

RECEIVED MAR 15 2012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AKAP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1699 COLLINS AVENUE, #3305
(No. and Street)

SUNNY ISLES (City) FL (State) 33160 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BEHRENS & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD (Address) PINE BROOK (City) NJ (State) 07058 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Hack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKAP, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA PICKETT
Notary Public, State of New York
No. 01PI6078740
Qualified in Queens County
Commission Expires August 5, 2014

Donna Pickett (Drivers license)
Notary Public

Thomas C Hack
Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKAP LLC.

FINANCIAL STATEMENTS

December 31, 2011

AKAP LLC.

TABLE OF CONTENTS

December 31, 2011

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Akap LLC.

We have audited the statement of financial condition of Akap, LLC. (a Florida limited liability company) as of December 31, 2011 and the related statements of income and members' equity, changes in members' equity, and cash flows for the year then ended and the accompanying supplementary information contained in the statement of net capital, haircut analysis, schedule of non-allowable assets, and schedule of aggregate indebtedness, which are presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects the financial position of Akap LLC., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Van Duyne, Behrens & Co.
February 22, 2012

AKAP LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current assets	
Cash	$ 173,792
Inventory - securities	3,684,907
Total current assets	3,858,699
Property, plant, and equipment - net	1,219
Total assets	$ 3,859,918

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accrued expenses	23,900
Total liabilities	23,900
Members' equity	
Total members' equity	3,836,018
Total liabilities and members' equity	$ 3,859,918

See independent auditor's report and notes to the financial statements.

AKAP LLC.
STATEMENT OF INCOME AND MEMBERS' EQUITY
For The Year Ended December 31, 2011

Revenue	
Trading income	$ 2,106,259
Interest and dividend income	8,071
Total revenue	$ 2,114,330
Operating expenses	
Depreciation	274
Office supplies	1,644
Professional fees	67,821
Rent	32,048
Set-up fees	9,000
SIPC fees	940
Stock exchange fees	99,938
Technology fees	61,959
Total operating expenses	273,624
Income from operations	1,840,706
Interest expense	(388)
Net income	1,840,318
Initial paid in capital	2,200,200
Members' distributions	(204,500)
Members' equity, December 31, 2011	$ 3,836,018

AKAP LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2011

	Total	Initial paid in capital	Members' distributions	Members' equity
Initial paid in capital	$ 2,200,200	$ 2,200,200	$ -	$ -
Net income - December 31, 2011	#REF!	-	-	#REF!
Members' distributions	(204,500)	-	(204,500)	-
Members' equity at December 31, 2011	#REF!	$ 2,200,200	$ (204,500)	#REF!

See independent auditor's report and notes to the financial statements.

AKAP LLC.
STATEMENT OF CASH FLOW
For The Year Ended December 31, 2011

Cash flows from operating activities	
Net income	#REF!
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation expense	274
Increase in inventory account	(3,684,906)
Increase in accrued expenses	23,900
Net cash used by operating activities	#REF!
Cash flows from investing activities	
Purchase of equipment - net	(1,493)
Net cash used by investing activities	(1,493)
Cash flows from financing activities	
Initial paid in capital	2,200,200
Member distributions	(204,500)
Net cash provided by financing activities	1,995,700
Net increase in cash	#REF!
Cash at beginning of year	-
Cash at December 31, 2011	#REF!
Supplemental disclosures	
Cash paid during the year for interest	$ 388
Cash paid during the year for income taxes	$ -

See independent auditor's report and notes to the financial statements.

AKAP LLC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of AKAP LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is engaged in electronic market making on NYSE Arca as well as trading for their own account.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Inventory - securities

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Statement of cash flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board Statement No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9)

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Financial instruments (continued)

The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management has evaluated the impact of SFAS 157 and does not anticipate it will have a material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides the Company with an option to report selected financial assets and liabilities at fair value. Management is in the process of evaluating the impact of SFAS 159 and does not anticipate it will have a material effect on the Company's financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48 ("Fin 48") accounting for Uncertainty in Income taxes-an interpretation of FASB Statement No. 109 ("SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 details how companies should recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. FIN 48 will not have a material impact on the financial statements of the Company.

In July 2009, the FASB released FASB Accounting Standards Codification (ASC) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification is effective for interim annual periods ending after September 15, 2009. All existing accounting documents are superseded as described in FASB Statement No. 168, The FASB Accounting Standards Codification and Hierarchy of generally Accepted Accounting Principles. All other accounting literature not included in the Codification is non authoritative.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by MER Pro Clearing. At December 31, 2011, the broker receivable balance was $0, as all 2011 activity had settled the clearing account prior to year end.

Note 4 – Inventory - Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2011. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2011:

	December 31, 2011	
	Cost	Fair Value
Common stock	$3,780,673	$3,720,516
Total trading securities	$ 3,780,673	$ 3,720,516

Note 4 – Inventory - Securities (continued)

Investment income for the years ended December 31, 2011, consists of the following:

	2011
Dividend and interest income	$ 8,071
Net investment income	$ 8,071

Note 5 – Property, Plant & Equipment

Property and equipment consists of the following:

Computers	$ 1,493
Less accumulated depreciation	(274)
Total	$ 1,219

Depreciation expense of property, plant, and equipment amounted to $274 for December 31, 2011.

Note 7 - Commitments

Minimum annual rental lease commitments for the main office are as follows:

2012 (Florida)	$ 17,800

Rent expense for the year ended December 31, 2011 totaled $32,048.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $1,101,394 which exceeded its required net capital by $1,001,394.

Note 9 – Income Taxes

There are no provisions for current and deferred income taxes due to the fact the Company is a limited liability company, which is considered a partnership for tax purposes and is not subject to Federal income tax. As a result, the Company's income or loss will be included on the members' individual income tax returns.

Note 10 – Subsequent Events

Management has evaluated subsequent events through February 22, 2012, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

AKAP LLC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2011

Total assets	$ 3,859,918
Less total liabilities	23,900
Net worth	3,836,018
Add subordinated loans	-
Adjusted net worth	3,836,018
Less non-allowable assets	-
Tentative net capital	3,836,018
Less haircuts	2,734,624
Net capital	1,101,395
Required net capital	100,000
Excess net capital	1,001,395
Aggregate indebtedness	23,900
Aggregate indebtedness to net capital	2.17%

AKAP LLC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2011

Position

Securites subject to 40% Haircut

	Long		$ -
	Short		$ -
Sold not yet purchased at market value			$ 6,836,559

Securites subject to 15% Haircut

	Long		$ -
	Short		$ -
Tentative Net Capital		$ 3,836,018	

Haircuts

1. -40% Haircut

	Long	$ -
	Short	$ -
Sold not yet purchased at market value		$ 2,734,624

2. -15% Haircut on the Greater of the Long or Short

	Long	$ -
	Short	$ -
		$ -

Excess haircuts:

The lesser of long or short less	$ -
25% of the greater of the long of short position	
Excess	$ -

Undue concentration: (based on 10.00% TNC)

Any security > 500 SHARES & > 38,360

Stock value	Normal H.C.	Undue concentration

Total undue concentration $ -

Other haircut:

Type	Value	Haircut %	Haircut

Total other haircut $ -

Total haircut $ 2,734,624

AKAP LLC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2011

Account name	Amount
N/A	

AKAP LLC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2011

Account name	Amount
Accrued expenses	$ 23,900
Total aggregate indebtedness	$ 23,900

AKAP LLC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2011

Total net capital per unaudited focus report	$ 1,122,773
Add: Haircuts per unaudited focus report	2,712,025
Tentative net capital	3,834,798
Add: Non-allowable assets per unaudited focus report	1,493
Net worth	3,836,291
Audit adjusting journal entries-net effect on net worth	(274)
Adjusted net worth	3,836,017
Less: Non-allowable assets per audited financial statement	-
Adjusted tentative net capital per audited financial statement	3,836,017
Less: Haircuts per audited financial statement	(2,734,624)
Total net capital per audited financial statement	$ 1,101,394

* *Any differences between the amended focus report and audited financial statements are deemed immaterial.*